UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

YXT.COM GROUP HOLDING LIMITED

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

988740106

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 988740106 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market, under the symbol “YXT.” Each ADS represents three Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988740106

1.	NAMES OF REPORTING PERSON Xiaoyan Lu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 26,689,409 (1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 26,689,409 (1)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,689,409 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of (i) 16,931,824 Class B ordinary shares held of record by Unicentury Holdings Limited, a British Virgin Islands company wholly owned by Xiaoyan Lu, (ii) 3,636,736 Class A ordinary shares held of record by DZQH Holdings Limited, a company registered in British Virgin Islands and ultimately controlled by its sole director, Xiaoyan Lu, and (iii) 6,120,849 Class A ordinary shares held of record by XZY Holdings Limited, a company registered in British Virgin Islands and ultimately controlled by its sole director, Xiaoyan Lu. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2) Calculated based on 180,226,597 ordinary shares, being the sum of 163,294,773 Class A ordinary shares and 16,931,824 Class B ordinary shares as a single class issued and outstanding as of August 15, 2024 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on August 16, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

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CUSIP No. 988740106

1.	NAMES OF REPORTING PERSON Unicentury Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 16,931,824 (1)
	6.	SHARED VOTING POWER None
	7.	SOLE DISPOSITIVE POWER 16,931,824 (1)
	8.	SHARED DISPOSITIVE POWER None
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,931,824
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 16,931,824 Class B ordinary shares held of record by Unicentury Holdings Limited, a British Virgin Islands company wholly owned by Xiaoyan Lu. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

(2) Calculated based on 180,226,597 ordinary shares, being the sum of 163,294,773 Class A ordinary shares and 16,931,824 Class B ordinary shares as a single class issued and outstanding as of August 15, 2024 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on August 16, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

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Item 1.

(a)	Name of Issuer

YXT.COM GROUP HOLDING LIMITED (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at Room 501-502, No. 78 East Jinshan Road Huqiu District, Suzhou Jiangsu, 215011, People’s Republic of China.

Item 2.

(a)	Name of Person Filing

Xiaoyan Lu

Unicentury Holdings Limited

(b)	Address of the Principal Office or, if None, Residence

The address of Xiaoyan Lu is Room 501-502, No. 78 East Jinshan Road Huqiu District, Suzhou Jiangsu, 215011, People’s Republic of China.

The registered address of Unicentury Holdings Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship

Xiaoyan Lu – People’s Republic of China

Unicentury Holdings Limited – British Virgin Islands

(d)	Title of Class of Securities

Class A ordinary shares, par value of $0.0001 per share.

(e)	CUSIP Number

CUSIP number 988740106 has been assigned to the ADSs of the Issuer, which are quoted on the Nasdaq Global Market, under the symbol “YXT.” Each ADS represents three Class A ordinary shares.

Item 3. Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4. Ownership.

Reporting Person	Xiaoyan Lu	Unicentury Holdings Limited
Amount beneficially owned:	26,689,409	16,931,824
Percent of class:	14.8%	9.4%
Percent of aggregate voting power:	69.4%	67.5%
Sole power to vote or direct the vote:	26,689,409	16,931,824
Shared power to vote or to direct the vote:	0	0
Sole power to dispose or to direct the disposition of:	26,689,409	16,931,824
Shared power to dispose or to direct the disposition:	0	0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Xiaoyan Lu – See Exhibit 99.2 filed together with this Schedule 13G.

Unicentury Holdings Limited – Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2024

By:	/s/ Xiaoyan Lu
Name: Xiaoyan Lu

Unicentury Holdings Limited

By:	/s/ Xiaoyan Lu
Name: Xiaoyan Lu
Title: Authorized Signatory

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